Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2018
August 17, 2018

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

Hamilton, Bermuda, August 17, 2018 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended June 30, 2018.

Highlights

▪
Net income of $9.0 million and earnings per share of $0.06 for the second quarter of 2018, compared with net income of $16.7 million and earnings per share of $0.12 for the first quarter of 2018 and net loss of $12.0 million and loss per share of $0.10 for the second quarter of 2017. Net income of $25.7 million and earnings per share of $0.18 for the first six months of 2018, compared with net loss of $29.8 million and loss per share of $0.26 for the first six months of 2017.

▪	Adjusted EBITDA[1] of $54.0 million for the second quarter of 2018, compared with $53.3 million for the first quarter of 2018 and $29.7 million for the second quarter of 2017.
▪	Entered into a $120 million loan facility to refinance 10 vessels on favorable terms.
▪	Delivered the Golden Eminence, a Panamax vessel, to her new owner in early August 2018.
▪	Signed contracts to install exhaust gas scrubbers on 16 Capesize vessels and options for 9 additional installations.
▪	Announces a cash dividend of $0.10 per share for the second quarter of 2018.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"Golden Ocean generated positive results once again in the second quarter. The market continues to strengthen over the summer, in particular for Capesize vessels. The Company is currently benefiting from the strategic decision to focus our fleet on larger vessel classes as this maximizes the Company's leverage to improving markets. We have a fleet of modern, fuel efficient vessels, and the steps we are taking to optimize the fleet by installing scrubbers will further position the Company ahead of the implementation of new caps on sulphur emissions."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

Fleet Development

As of June 30, 2018, the Company's fleet consisted of 78 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company's fleet consisted of:

(i)	68 vessels owned by the Company (38 Capesize, 28 Panamax and two Ultramax vessels);
(ii)	eight Capesize vessels under operating leases with a profit sharing arrangement;
(iii)	one Panamax vessel under a capital lease; and
(iv)	one Supramax vessel under an operating lease.

In April 2018, the Company entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. The vessel was delivered to its new owners in August 2018, and the net cash flow from the transaction was approximately $5.7 million, to be recognized during the third quarter of 2018.

As of the date of this report, the Company has entered into the following fixed rate time charter contracts:

(i)	Fixed rate coverage, including forward freight agreements, for 12 Capesize vessels for 2018 at an average gross rate of approximately $17,960 per day.
(ii)
Seven Panamax vessels on fixed rate time charter contracts, two of which expire in the first half of 2019 and five of which expire between January 2020 and December 2021, at an average gross rate of approximately $19,540 per day for the remainder of 2018.

The remaining fleet is trading in the spot market, in spot pools or on short term charters, some with floor and ceiling structure, expiring within the next 6 to 11 months.

The Company has entered into an agreement to purchase 16 exhaust gas scrubbers with an option to purchase nine additional scrubbers to be installed on certain of its Capesize vessels. The initial 16 scrubbers will be installed during routine dry docking schedules, and the majority of these installations will be completed in 2019 or early 2020.

Corporate Development

During the second quarter of 2018 and thus far in the third quarter of 2018, the Company has purchased an aggregate of $11.0 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond at a price of approximately $10.9 million in total. Currently, the Company holds $29.8 million, or 14.9% of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond, which is convertible into 345,748 shares in the Company.

In May 2018, the Company entered into a $120 million loan facility to refinance 10 vessels and $58.3 million due under two loan facilities maturing in 2018 and seller credit loans of $65.5 million. The facility has a seven- year tenor, will be repaid in quarterly installments based on a 20-year age profile, and bears interest of LIBOR plus a margin of 2.25%. During the second quarter of 2018 existing debt on all 10 vessels was repaid and an aggregate of $103.0 million was drawn down under the facility on eight of the vessels. In July 2018, an aggregate of $17.0 million was drawn down under the facility on the two last vessels.

As of June 30, 2018, the Company had 144,247,697 issued common shares, each with a par value of $0.05. For the three and six months ended June 30, 2018, the weighted average number of shares outstanding was 144,247,697 and 144,032,227, respectively.

The Company announces today a cash dividend for the second quarter of 2018 of $0.10 per share. The record date for the dividend will be September 6, 2018. The ex-dividend date is expected to be September 5, 2018 and the dividend will be paid on or about September 20, 2018.

Second Quarter 2018 Results

The Company reports net income of $9.0 million and earnings per share of $0.06 for the second quarter of 2018, compared with net income of $16.7 million and earnings per share of $0.12 for the first quarter of 2018.

Adjusted EBITDA was $54.0 million for the second quarter of 2018, an increase of $0.7 million from $53.3 million during the first quarter of 2018.

Operating revenues amounted to $140.9 million in the second quarter of 2018, a decrease of $9.0 million from $149.9 million during the first quarter of 2018. The decrease in revenues was primarily impacted by a decrease in the number of vessels chartered in for short-term spot voyages. Voyage expenses increased by $1.8 million in the second quarter of 2018 compared with the first quarter of 2018 primarily due to an increase in the number of vessels trading on voyage charter compared to time charter. The average TCE rate2 for the fleet was $15,215 per day in the second quarter of 2018 compared with $15,593 per day in the first quarter of 2018.

Ship operating expenses amounted to $39.2 million in the second quarter of 2018, an increase of $1.9 million from $37.3 million during the first quarter of 2018. The increase is explained by difference in dry docking expenses: In the second quarter of 2018, ship operating expenses included dry docking costs for three vessels of $2.4 million, compared with one vessel dry docked and $0.8 million in expenses incurred in the first quarter of 2018. Charterhire expenses were $19.1 million in the second quarter of 2018, down from $27.6 million in the first quarter of 2018, driven by a decrease in short term charters. Administrative expenses were $3.7 million in the first and second quarters of 2018, respectively. Depreciation was $23.4 million, an increase of $1.3 million compared with the first quarter of 2018 following the vessel deliveries during the first quarter of 2018. In the second quarter of 2018, the Company recorded a $1.1 million impairment loss related to the agreement to sell the Golden Eminence, a Panamax vessel.

Net interest expense was $17.4 million in the second quarter of 2018, compared with $15.9 million in the first quarter of 2018. The net increase in interest expenses was primarily due to increased debt financing following the vessel deliveries during the first quarter of 2018. The Company recorded a $1.3 million net gain in derivatives, primarily driven by a positive development in the fair value of $2.4 million in USD interest rate swaps and bunker derivatives of $1.1 million, offset by a total loss of $2.2 million in foreign currency and forward freight derivatives.

Net income for the first six months of 2018 was $25.7 million compared with a net loss of $29.8 million for the first six months of 2017. For the first six months of 2018, net operating income was $51.5 million compared with a net operating loss of $0.4 million in the corresponding period in the prior year. Total other expenses, net, for the first six months of 2018 were $25.8 million compared with $29.4 million for the first six months of 2017.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

In the second quarter of 2018, the Company generated positive operating cash flow of $33.7 million. Total net cash used in investing activities was $0.2 million in the second quarter of 2018. Net cash used in financing activities was $70.2 million. In connection with the refinancing of 10 vessels, the Company repaid $58.3 million, the full outstanding amount under its $34.0 million and $82.5 million loan facilities, and prepaid the full outstanding amounts under its related party seller credit loans of $65.5 million. To refinance these transactions, the Company drew down $103.0 million of debt under its new $120.0 million loan facility in the second quarter of 2018 and a further $17.0 million in July 2018. In addition, the Company repaid $11.6 million in the second quarter of 2018 under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana Shipping Ltd in 2017, repaid $14.7 million in ordinary installments and made $6.1 million in payments for purchases in the Company's convertible bond. The Company also paid $14.4 million in dividends to its shareholders in the second quarter of 2018. In aggregate, the Company's total cash balance decreased by $36.7 million, net, in the second quarter of 2018. Total cash, cash equivalents and restricted cash was $321.7 million as of June 30, 2018.

In the second quarter of 2018, the Company classified $14.4 million under vessels held for sale in connection with the agreement to sell the Golden Eminence. As of June 30, 2018, long-term debt was $1,152.1 million, and the current portion of long-term debt was $231.5 million, which includes $165.7 million in carrying value of the convertible bond maturing in January 2019 and $65.8 million in ordinary installments.

The Dry Bulk Market

Freight rates in the second quarter of 2018 were higher than in the first quarter for Capesize vessels, although there was significant intra quarter volatility. The Panamax and Supramax markets were more stable during the quarter, and while Panamax rates were down slightly quarter over quarter, Supramax rates strengthened gradually. Going into the third quarter of 2018, Capesize rates have continued to improve and are at twice the levels of the other vessel classes with quarter to date rates close to $25,000 per day. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods:

$/DAY (GROSS)	Q2-18	Q1-18	Q2-17
Capesize (CS5TC)	14,980	12,962	12,043
Panamax (PM4TC)	10,523	11,529	8,801
Supramax (SM6TC)	11,031	10,626	8,602

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) continued to improve, following the trend observed over the last two years. According to Maritime Analytics, global fleet utilization was 85.1% in the second quarter of 2018, up from 84.5% in the first quarter of 2018 and 83.6% in the second quarter of 2017. According to the same source, total seaborne transportation of dry bulk goods in the second quarter of 2018 was 1,143 mt, compared to 1,134 mt in the first quarter of 2018 and 1,112 mt in the second quarter of 2017.

Despite global uncertainties as a result of the recent trade war between the United States and other countries, the current economic climate remains strong. Specifically related to dry bulk, global steel production continued to increase in the second quarter of 2018 both in China and the rest of the world. In China, steel prices are high, steel margins remain strong and steel inventories are dropping despite growth in production. A lot of older Chinese steel production capacity was eliminated in 2016 and 2017, resulting in higher utilization in the more modern steel mills. There are also indications that there has been an increase in use of scrap steel in production.  Despite experiencing a drop in domestic production of iron ore of close to 40% so far in 2018, Chinese imports of iron ore have not grown at the same pace as consumption due to the use of more higher grade iron ore in the mills, more scrap and also a reduction in stock piles of iron ore. Looking ahead to the second half of 2018, Vale SA has announced an increase in production that should bring additional volumes to the market, and the other international producers are either flat or up on guidance as well.

The seaborne transportation of coal increased in both the first and the second quarter of 2018. In particular, imports to China and India have increased, while European imports have decreased. As a result, there have been more long haul trades with India importing from North and South America. Both China and India have seen strong growth in electricity production that has not been met by sufficient increases in domestically produced coal or growth in stock piles.

Agribulks have also started strong in 2018. Notably, the slowdown in U.S. exports normally observed in the second quarter did not occur this year. South American exports have also remained strong. Demand for minor bulks, in particular for bauxite and nickel ore, has also been robust.

The global fleet of dry bulk vessels amounted to 820 million dwt at the end of the second quarter of 2018. Deliveries in the second quarter of 2018 were 7.0 million dwt, only 1.6 million dwt lower than the normally seasonally strong first quarter of the year. The estimates for deliveries during the remainder of 2018 range between 10 and 16 million dwt depending on various sources. Deliveries typically slow down towards the end of the year and are likely to be closer to the lower range of the estimate, despite some Valemax vessels scheduled for delivery towards the end of the year. The total orderbook was 89.4 million dwt at the end of the second quarter of 2018, which is approximately 11% of the capacity on the water.

Given recent market rates and prevailing expectations for continued market strength, only 0.6 million dwt was scrapped in the second quarter, an indication that the sentiment among owners is very positive for the second half of the year. The average age of the vessels scrapped this year was greater than 25 years. By contrast, vessels as young as fifteen years of age were scrapped a few years ago. Despite regulatory changes that will impact near-term dry docking costs, low scrapping is expected for the reminder of the year and net fleet growth will likely be in the range of 3%.

Asset prices strengthened in the second quarter, particularly for Capesize vessels. Improved earnings and a few reported transactions lifted valuations and sellers' expectations. For the smaller asset classes, there were less movement in prices due to muted rates and uncertainties around the effect of potential tariffs on the soy bean trade in particular. With the upcoming regulatory changes related to sulphur emissions that come into effect in 2020, much of the focus in the sales and purchase market has been on modern tonnage. Newbuilding prices have also continued to trend upwards, and newbuilding orders have slowed, which is a positive for the longer-term fundamentals of the market.

Strategy and Outlook

Following four consecutive profitable quarters, the Company has generated close to $150 million in operating cash flow over the last 12 months. The Company has also taken significant steps to increase its Capesize exposure, which provides relatively higher operating leverage compared to other asset classes in a strong market. To date, market rates have been strong in the third quarter of 2018, and Capesize vessels are currently earning twice as much as smaller vessel sizes.

The Company's Board of Directors has determined to pay a dividend of $0.10 per share, the Company's third consecutive quarterly dividend. Any future decision relating to dividends will depend on a variety of factors. Capital will continue to be allocated to a combination of deleveraging of the Company's assets, repayment of the convertible bond, growth opportunities and dividends. In the current market environment, the company is strengthening its balance sheet both through good cash generation and improved asset values.

The impact of new regulations to reduce sulphur emissions starting in 2020 will be felt across the whole shipping industry. In particular, the cost of fuel is expected to rise, and the differential between high sulphur fuel and low sulphur compliant fuel is expected to stay wide. This will significantly increase the competitive advantage of fuel efficient vessels. The Company is well-positioned ahead of the implementation of these regulations with a modern, fuel efficient fleet with an average age of 5 years. The average age of the Company's Capesize vessels is slightly above 4 years. The Company's decision to install scrubbers on certain of its vessels coincident with dry dockings in 2019 and early 2020 is expected to further increase the Company's competitive position. The Company will continue to evaluate its options for further scrubber installations, and if it decides to install scrubbers on additional vessels installations will most likely be timed with future scheduled vessel dry-dockings.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2017.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 16, 2018

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2018

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Operating revenues
Time charter revenues	80,984	78,661	50,095	159,645	85,175
Voyage charter revenues	59,526	70,495	49,551	130,021	95,821
Other revenues	379	786	37	1,165	661
Total operating revenues	140,889	149,941	99,682	290,830	181,657

Gain (loss) on sale of assets and amortization of deferred gains	64	65	64	129	128
Other operating income (expenses)	3,102	(2,053)	1,149	1,049	2,993

Operating expenses
Voyage expenses and commissions	32,603	30,841	28,567	63,445	55,011
Ship operating expenses	39,150	37,279	31,317	76,429	58,608
Charterhire expenses	19,056	27,642	13,313	46,698	29,454
Administrative expenses	3,688	3,668	3,515	7,357	6,128
Impairment loss on vessels	1,080	—	—	1,080	—
Depreciation	23,358	22,113	19,239	45,470	35,984
Total operating expenses	118,934	121,544	95,951	240,478	185,185

Net operating income (loss)	25,121	26,409	4,945	51,530	(407)

Other income (expenses)
Interest income	1,754	1,402	483	3,156	830
Interest expense	(19,202)	(17,305)	(14,394)	(36,507)	(27,118)
Gain (loss) on derivatives	1,301	6,630	(3,772)	7,931	(3,796)
Equity results of associated companies	71	254	283	325	243
Other financial items	(53)	(694)	519	(747)	455
Net other (expenses) income	(16,128)	(9,713)	(16,882)	(25,842)	(29,386)
Net income (loss) before income taxes	8,993	16,696	(11,937)	25,688	(29,793)
Income tax expense (credit)	13	13	24	25	47
Net income (loss)	8,980	16,683	(11,961)	25,663	(29,840)

Per share information:
Earnings (loss) per share: basic and diluted	$0.06	$0.12	-$0.10	$0.18	-$0.26

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

(in thousands of $)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Comprehensive income (loss), net
Net income (loss)	8,980	16,683	(11,961)	25,663	(29,840)
Unrealized gain (loss) of marketable equity securities (Note 2)	—	—	(2,713)	—	2,648
Other comprehensive income (loss)	—	—	(2,713)	—	2,648

Comprehensive income (loss), net	8,980	16,683	(14,674)	25,663	(27,192)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	June 30, 2018	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	249,970	289,604	309,029
Restricted cash	15,535	16,588	8,110
Other current assets	148,057	144,019	127,361
Total current assets	413,562	450,211	444,500
Restricted cash	56,156	52,193	54,845
Vessels and equipment, net	2,452,707	2,489,836	2,215,003
Vessels held for sale	14,357	—	—
Vessels under capital leases, net	1,617	1,840	2,061
Newbuildings	—	—	105,727
Other long term assets	39,128	43,148	47,922
Total assets	2,977,526	3,037,228	2,870,058

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	231,462	301,299	109,671
Current portion of obligations under capital leases	5,438	5,337	5,239
Other current liabilities	73,067	71,284	66,817
Total current liabilities	309,967	377,920	181,727
Long-term debt	1,152,146	1,136,979	1,178,788
Obligations under capital leases	4,687	6,081	7,435
Other long term liabilities	7,723	7,944	8,059
Total liabilities	1,474,523	1,528,924	1,376,009
Equity	1,503,003	1,508,304	1,494,049
Total liabilities and equity	2,977,526	3,037,228	2,870,058

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income (loss)	8,980	16,683	(11,961)	25,663	(29,840)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	23,358	22,113	19,238	45,470	35,984
Impairment loss on vessels	1,080	—	—	1,080	—
(Gain) loss on sale of assets and amortization of deferred gains	(63)	(65)	(64)	(128)	(128)
Dividends from associated companies	271	825	—	1,096	256
Equity results from associated companies	(71)	(254)	(282)	(325)	(243)
Amortization of time charter party out contracts	4,670	4,619	5,474	9,289	11,766
Amortization of time charter party in contracts	(167)	(166)	(167)	(333)	(333)
Amortization of convertible bond fair value adjustment	2,515	2,488	2,561	5,003	4,986
Other, net	(1,859)	(4,924)	3,475	(6,782)	4,032
Change in operating assets and liabilities	(5,057)	(12,779)	(12,196)	(17,836)	(15,934)
Net cash provided by (used in) operating activities	33,657	28,540	6,078	62,197	10,546

Investing activities
Additions to newbuildings	—	(144,630)	(10,054)	(144,630)	(122,542)
Purchase of and addition to vessels	(1,207)	(7,467)	—	(8,674)
Proceeds from sale of marketable securities	—	224	—	224	—
Investments in associated companies, net	45	—	(1,000)	45	(1,000)
Other investing activities, net	939	—	(120)	939	(120)
Net cash provided by (used in) investing activities	(223)	(151,873)	(11,174)	(152,096)	(123,662)

Financing activities
Repayment of long-term debt	(156,232)	(24,797)	(68,531)	(181,029)	(68,531)
Proceeds from long term debt	102,993	150,000	—	252,993	50,000
Net proceeds from share issuance	—	210	(69)	210	58,183
Debt fees paid	(1,200)	—	—	(1,200)	—
Dividends paid	(14,425)	(14,425)	—	(28,850)	—
Repayment of capital leases	(1,293)	(1,255)	(1,199)	(2,548)	(2,363)
Net cash provided by (used in) financing activities	(70,157)	109,733	(69,799)	39,576	37,289
Net change in cash, cash equivalents and restricted cash	(36,723)	(13,600)	(74,895)	(50,323)	(75,827)
Cash, cash equivalents and restricted cash at start of period	358,384	371,984	266,122	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	321,661	358,384	191,227	321,661	191,227

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Six months ended June 30, 2018	Six months ended June 30, 2017
Number of shares outstanding
Balance at beginning of period	142,197,697	105,965,192
Shares issued	2,050,000	23,557,800
Balance at end of period	144,247,697	129,522,992

Share capital
Balance at beginning of period	7,111	5,298
Shares issued	103	1,178
Balance at end of period	7,214	6,476

Additional paid in capital
Balance at beginning of period	454,694	201,864
Shares issued	17,448	154,378
Stock option expense	288	288
Balance at end of period	472,430	356,530

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,824
Distributions to shareholders	(28,850)	—
Balance at end of period	1,349,974	1,378,824

Other comprehensive income
Balance at beginning of period	5,323	2,287
Adjustment on adoption of changes in ASC 825 (Note 2)	(5,323)	—
Other comprehensive income, net	—	2,648
Balance at end of period	—	4,935

Accumulated deficit
Balance at beginning of period	(351,903)	(349,555)
Adjustment on adoption of changes in ASC 825 (Note 2)	5,323	—
Adjustment on adoption of ASC 606 (Note 2)	(5,698)	—
Net income (loss)	25,663	(29,840)
Balance at end of period	(326,615)	(379,395)

Total equity	1,503,003	1,367,370

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 21, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that under the new standard voyage charter revenue will continue to be recognized over time; however, the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract or cost to fulfill a contract. Under the new guidance, certain voyage expenses occurred between signing the charter party and arrival at loading port has been deferred and amortized during the charter period.

The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $5.7 million as an adjustment to, and increasing, its opening balance of accumulated deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

In the first quarter of 2018, the Company adopted ASU No. 2016-01 financial instruments. Upon the adoption of the standard, the Company recognized a cumulative-effect adjustment of $5.3 million to its opening balance as of January 1, 2018 from other comprehensive income to accumulated deficit in the equity statement. As a result of the adoption of the standard, the Company recognizes changes in the fair value of its marketable equity securities in the statement of operations.
GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

In the first quarter of 2018, the Company adopted ASU No. 2016-15, Statement of cash flows: Classification of certain cash receipts and cash payments. This ASU addresses specific cash flow issues, including distributions received from equity method investees. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, distributions from equity method investees that are considered return on investment are presented under cash flow from operating activities in the statement of cash flows.

In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2018 are based on the weighted average number of shares outstanding of 144,247,697 and 144,032,227, respectively.

For determining diluted number of shares, the impact of the Company's share options on the weighted average number of shares using the treasury stock method was 308,917 and 315,239 additional shares for the three and six months ended June 30, 2018, respectively. The conversion of the convertible bonds using the if-converted method was antidilutive.

4. Amortization of favorable and unfavorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $44.4 million as of June 30, 2018. Operating revenues in the three and six months ended June 30, 2018 have been reduced by $4.7 million and $9.3 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

Unfavorable time charter-in contracts that were acquired as a result of the Merger have a carrying value of $4.5 million as of June 30, 2018. Charterhire expenses in the three and six months ended June 30, 2018 have been reduced by $0.2 million and $0.3 million, respectively, as a result of the amortization of these unfavorable time charter contracts.

The net effect of amortization of the contract portfolio was a reduction in net income of $4.5 million and $9.0 million in the three and six months ended June 30, 2018, respectively.

5. Vessels and equipment, net and vessels held for sale

In the first quarter of 2018, the Company capitalized $43.4 million in acquisition costs for the Golden Monterrey. Refer to "Note 10 Related party" for additional information. An aggregate of $253.4 million was transferred from newbuildings to vessel and equipment as a result of deliveries in the first quarter of 2018.

In the second quarter of 2018, the Company entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. As of June 30, 2018, the vessel was classified as held for sale and delivery to its new owners took place in August 2018. In the second quarter of 2018, the Company recorded an impairment loss of $1.1 million related to the sale.

Refer to "Note 7 Newbuildings" and "Note 11 Subsequent events" for additional information.
GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

6. Vessels under capital leases, net

The Company has one vessel, the Golden Eclipse, classified as a capital lease in 2018. The bareboat charter expires in 2020.

7. Newbuildings

In January and February 2018, the Company took delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, and paid $144.6 million in final installments.

Following these deliveries, the Company has taken delivery of all its newbuildings and has no further outstanding contractual newbuilding commitments.

8. Long-term debt

In the first quarter of 2018 and in connection with the deliveries of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, an aggregate of $150.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility.

In May 2018, the Company entered into a $120 million loan facility to refinance 10 vessels and repay $58.3 million due under two loan facilities maturing in 2018 and related party seller credit loans of $65.5 million. The facility has a seven year tenor, will be repaid in quarterly installments based on a 20-year age profile and bears interest of LIBOR plus a margin of 2.25%.  As of June 30, 2018, $103.0 million was drawn under this loan facility and the remaining $17.0 million was drawn in July 2018.

In the second quarter of 2018, the Company, at maturity of the loans, repaid $58.3 million under its $34.0 million and $82.5 million loan facilities. The Company also repaid $11.6 million in the second quarter of 2018 under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana Shipping Ltd in 2017. In the second quarter of 2018, the Company repaid $14.7 million in ordinary installments and prepaid the full outstanding amounts under its related party seller credit loans of $65.5 million. Refer to "Note 10 Related party" for additional information.

In the first six months of 2018, the Company repaid an aggregate of $165.7 million under its bank facilities and related party seller credit loans.

In the second quarter of 2018, the Company acquired an aggregate of $9.6 million notional of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond for approximately $9.5 million in total and recognized a loss of $0.2 million, presented under other financial items. As of June 30, 2018, the Company holds $28.4 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond.

Refer to "Note 11 Subsequent events" regarding an additional purchase of the convertible bond subsequent to the second quarter of 2018.

As of June 30, 2018, the Company had $231.5 million in long term debt classified under current liabilities, which includes $165.7 million in carrying value of the convertible bond maturing in January 2019, and $65.8 million in ordinary installments.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

9. Share capital

In January 2018, the Company issued 2,000,000 shares in connection with the delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen Holding Limited ("Hemen").

In March 2018, the Company issued 50,000 shares in relation to the Company's 2016 share option plan.

As of June 30, 2018, the Company had 144,247,697 issued common shares, each with a par value of $0.05.

10. Related party

In January 2018, the Company took delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price.

In connection with the acquisitions of four vessels from affiliates of Hemen in 2017 and January 2018, the Company assumed an aggregate of $65.5 million in debt under seller's credit agreements. In June 2018, the Company repaid the full outstanding amount of $65.5 million under the seller's credit agreements in  connection with the new $120.0 million loan facility agreed in May 2018. Refer to "Note 8 Long-term debt"  for additional information.

11. Subsequent events

In August 2018, the Company completed the sale of the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million.

In July 2018, the Company purchased $1.4 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond at a price of 99.05% of par value. After the purchase, the Company holds $29.8 million notional, representing 14.9% of the 3.07% Golden Ocean Group Limited Convertible Bond and convertible into 345,748 shares.

On August 16, 2018, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.10 per share.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income (loss)	8,980	16,683	(11,961)	25,663	(29,840)
Interest income	(1,754)	(1,402)	(483)	(3,156)	(830)
Interest expense	19,202	17,305	14,394	36,507	27,118
Income tax expense	13	13	24	25	47
Depreciation	23,358	22,113	19,239	45,470	35,984
Amortization of time charter party out contracts	4,670	4,619	5,474	9,289	11,766
Amortization of time charter party in contracts	(166)	(166)	(168)	(333)	(333)
Earnings before Interest Taxes Depreciation and Amortization	54,303	59,165	26,519	113,465	43,912
(Gain) loss on sale of assets and amortization of deferred gains	(64)	(65)	(64)	(129)	(128)
Impairment loss on vessels	1,080	—	—	1,080	—
(Gain) loss on derivatives	(1,301)	(6,630)	3,772	(7,931)	3,796
Other financial items	28	802	(487)	831	(381)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	54,046	53,272	29,740	107,316	47,199

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018

(in thousands of $)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Total operating revenues	140,889	149,941	99,682	290,830	181,657
Add: Amortization of time charter party out contracts	4,670	4,619	5,474	9,289	11,766
Add: Other operating income (expenses)	3,102	(2,053)	1,149	1,049	2,993
Less: Other revenues*	379	786	37	1,165	661
Net time and voyage charter revenues	148,282	151,721	106,268	300,003	195,755
Less: Voyage expenses & commission	32,603	30,841	28,567	63,445	55,011
Time charter equivalent income	115,679	120,880	77,701	236,558	140,744

*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Time charter equivalent income	115,679	120,880	77,701	236,558	140,744

Fleet available days	7,703	7,800	6,445	15,503	12,112
Fleet offhire days	(100)	(48)	(95)	(148)	(186)
Fleet onhire days	7,603	7,752	6,350	15,355	11,926

Time charter equivalent rate	15,215	15,593	12,236	15,406	11,801

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2018